Exhibit 99.46

FOR IMMEDIATE RELEASE

GoldMining to Acquire Yarumalito Gold Project in Colombia

Highlights:

●	Yarumalito acquisition will further expand GoldMining's portfolio of gold-copper projects in the Mid Cauca Belt of central Colombia;

●	Total consideration will be comprised of $1,200,000, payable in common shares, and $200,000, payable in cash;

●

The Mid Cauca Belt is host to several multi-million ounce gold deposits including Buritica (Continental Gold Inc.), Titiribi and La Mina (GoldMining), Nuevo Chaquiro (Anglogold Ashanti Limited – B2Gold Corp.) and Marmato (Gran Colombia Gold Corp.);

●	Yarumalito hosts both bulk-tonnage, gold-copper porphyry and high-grade, intermediate sulphidation epithermal systems with six geophysical and geochemical targets identified on the Project;

●	18,540 m of historic drilling (55 holes) completed on the Project, primarily focused on two targets; and

●

Upon closing, GoldMining intends to engage an independent qualified person to verify historic exploration results and undertake a resource estimate assuming sufficient sampling density, which will be documented in an updated technical report.

Vancouver, British Columbia – November 4, 2019 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce that it has entered into an agreement (the "Agreement") with Newrange Gold Corp. ("Newrange"), to indirectly acquire a 100% interest of the Yarumalito Gold Project ("Yarumalito" or the "Project") located in central Colombia.

Amir Adnani, Chairman of GoldMining, commented: "With our third acquisition in the Mid Cauca Belt, we continue to consolidate a district-scale property package, which we believe will provide optionality through future exploration, joint venture or cash-generating transactions."

Garnet Dawson, CEO of GoldMining, commented: "Our team believes the Mid Cauca Belt of Colombia is one of the more underexplored gold-copper belts in the world. Yarumalito has seen significant exploration by Newrange and senior mining company partners, including 18,540 metres of drilling in 55 holes, metallurgical testwork and historic small-scale underground development and production by the original owner. Upon closing, we plan to commission an updated technical report for the Project as well as identify opportunities for follow-up exploration.

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The Agreement

Pursuant to the Agreement, a wholly owned subsidiary of GoldMining will acquire the Yarumalito Project and related assets from a wholly-owned subsidiary of Newrange. Total consideration payable by GoldMining to Newrange under the transaction will be: (i) $1,200,000, payable in common shares of GoldMining (the "GoldMining Shares"); and (ii) $200,000, payable in cash, of which, $25,000 has been advanced as a deposit. The issue price of the share consideration will be based on the volume-weighted average price of the GoldMining Shares on the Toronto Stock Exchange for the five trading days prior to closing.

Newrange will retain a 1% net smelter returns royalty, which can be purchased by GoldMining at any time before the completion of a feasibility study on the Project for total consideration of $1,000,000.

The GoldMining Shares to be issued under the transaction are subject to a four month and one day hold period and certain additional resale restrictions pursuant to the terms of the Agreement.

The transaction is subject to customary closing conditions, including receipt of requisite third party and regulatory consents and approvals. The parties currently expect closing to occur by December 2, 2019.

The Project

Yarumalito is located approximately 75 km southwest of the city of Medellin in the Department of Antioquia in Central Colombia and approximately 40 km south of GoldMining's La Mina Project (Fig. 1). The Project is comprised of one concession for a total area of approximately 1,453 Ha. Nearby projects include Anglogold Ashanti Limited's advance-stage Nuevo Chaquiro copper-gold project and Gran Colombia Gold Corp.'s Marmato Gold Mine. The Project is accessible by paved road with nearby high-capacity power lines, water and labour.

The Project is largely underlain by volcano-sedimentary rocks of the Miocene Combia Formation and comagmatic intrusive bodies of intermediate composition. Gold-copper porphyry stockwork mineralization is spatially related to the intrusive bodies with younger, intermediate sulphidation epithermal veins cross-cutting the porphyry mineralization. The epithermal veins commonly trend northwest and have steep to sub-vertical dips to the southwest.

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Figure 1: Yarumalito Project location and other active exploration projects and mines in the Mid Cauca Belt of central Colombia.

76°12'0"W
76°0'0"W
75°48'0"W
75°36'0"W
75°24'0"W
6°48'0"N
6°36'0"N
6°24'0"N
6°12'0"N
6°0'0"N
5°48'0"N
5°36'0"N
5°24'0"N
N
Buriticá (Continental/Newmont)
Anza (Orosur/Newmont)
Medellin
Zancudo (Gran Colombia/IAMGOLD)
TITIRIBI (GoldMining)
LA MINA (GoldMining)
Nuevo Chaquiro (Anglogold Ashanti)
YARUMALITO
Marmato (Gran Colombia)
Parque Nacional Natural Las Orquídeas
Frontino
Cañasgordas
Giraldo
Abriaquí
Liborina
Olaya
Belmira
Santa Rosa de Osos
Santa Fe de Antioquia
Entrerrios
Sopetrán
Don Matías
San Pedro de los Milagros
San Jerónimo
Barbosa
Caicedo
Girardota
Ebéjico
Anza
Bello
Urrao
Guarne
San Vicente
Heliconia
Olaya Herrera
Itagüí
Rionegro
Marinilla
Armenia
Sabaneta
Angelópolis
Betulia
Caldas
El Carmen de Viboral
Concordia
Amagá
El Retiro
La Ceja
Salgar
La Unión
Venecia
Fredonia
El Carmen de Atrato
Santa Bárbara
Ciudad Bolívar
Tarso
Abejorral
Pueblorrico
Betania
La Pintada
Sonsón
Támesis
Andes
Valparaíso
Aguadas
Jardín
Caramanta
Pácora
Marmato
Supía
Riosucio
0
12.5
25
50
Km
GoldMining Property Outline
© OpenStreetMap (and) contributors, CC-BY-SA

Newrange has disclosed that exploration programs by Newrange and their senior mining company partners from 2008 to 2013 outlined several geophysical and geochemical anomalies across the property including the Obispo, La Suiza, Balastreras, Escuela, El Guaico and El Sucre targets. Diamond drill programs (18,540 m in 55 holes) during that period primarily focused on the Balastreras-Escuela mineralization, which has a surface projection of approximately 1,700 m by 400 m and is intersected in drill holes and underground workings to a depth of 600 m (Table 1).

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Table 1: Selected historic drill intersections from the Balastreras-Escuela targets.

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Copper (%)	Comment
YAR-06	0	257.0	257.0	0.50	0.10	Stockwork Mineralization
Including	131.8	257.0	125.2	0.66	0.13	Stockwork Mineralization
YAR-07	0	124.0	124.0	0.54	0.12	Stockwork Mineralization
Including	75.0	124.0	49.0	0.63	0.13	Stockwork Mineralization
YAR-08	0	250.0	250.0	0.51	0.13	Stockwork Mineralization
Including	83.1	102.55	19.45	0.79	0.19	Stockwork Mineralization
Including	175.0	232.6	57.6	0.82	0.17	Stockwork Mineralization
YAR-11	0	141.4	141.4	0.77	0.09	Assays capped at 10 g/t gold
Including	55.5	141.4	85.9	1.02	0.08	Assays capped at 10 g/t gold
Including	138.15	140.00	1.85	33.75	0.04	Vein
YAR-14	75.10	170.60	95.50	0.70	0.09	Stockwork Mineralization
YAR-23	4.00	120.80	116.80	0.49	0.08	Stockwork Mineralization
Including	76.00	92.10	16.10	1.00	0.10	Stockwork Mineralization
YAR-24	0	151.00	151.00	0.64	0.07	Stockwork Mineralization
Including	41.90	44.00	2.10	12.67	-	Vein
Including	74.50	124.00	49.50	0.82	0.07	Stockwork Mineralization

GoldMining has not completed sufficient work to verify these exploration and drilling results, however the Company believes the historical exploration work is relevant to any future exploration and as an indication of the potential of the Project. A technical report was completed prior to these exploration programs for Newrange by Richard J. Thompson of Thompson Consulting titled "Yarumalito Project Technical Report" with an effective date of November 30, 2006.

GoldMining intends to engage an independent qualified person to, among other things, complete a technical report for GoldMining on the Project, including verifying historic exploration results and, assuming sufficient sample density, completing a resource estimate for the Project.

GoldMining expects future exploration programs will look to expand mineralization outlined at the Balastreras-Escuela targets and drill test the remaining four geophysical and geochemical anomalies.

Qualified Person

Paulo Pereira, President of GoldMining Inc. has reviewed and approved the technical information contained in this news release. Mr. Pereira holds a Bachelors degree in Geology from Universidade do Amazonas in Brazil, is a Qualified Person as defined in National Instrument 43-101 and is a member of the Association of Professional Geoscientists of Ontario.

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About GoldMining Inc.

GoldMining is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting the completion of the acquisition of the Project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, including that the acquisition of the Project will complete as contemplated and that the conditions under the Agreement will be satisfied. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: that the parties may not satisfy all of the conditions under the Agreement, the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drill results and other exploration data, the potential for delays in exploration or development activities, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with GoldMiningꞌs expectations, accidents, equipment breakdowns, title and permitting matters, labour disputes or other unanticipated difficulties with or interruptions in operations, fluctuating metal prices, unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, including to fund any exploration programs on its projects, and that GoldMining may not be able to confirm historical exploration results. These risks, as well as others, including those set forth in GoldMiningꞌs filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate. GoldMining does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

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